FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELEFONOS DE MEXICO, S.A.B. DE C.V.

March 30, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on September 20, 2006 and at the general meetings of shareholders on October 09, 2006, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 30, 2007 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V. 4,000,000, class "L" shares of Telmex at an aggregate price of P.73,728,259.00 and 15,000 class "A" shares of Telmex at an aggregate price of P.276,000.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

March 29, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on September 20, 2006 and at the general meetings of shareholders on October 09, 2006, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 29, 2007 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V. 4,000,000, class "L" shares of Telmex at an aggregate price of P.73,089,429.00 and 15,300 class "A" shares of Telmex at an aggregate price of P.277,106.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

March 28, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on September 20, 2006 and at the general meetings of shareholders on October 09, 2006, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 28, 2007 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V. 7,000,000, class "L" shares of Telmex at an aggregate price of P.125,907,259.00 and 121,100 class "A" shares of Telmex at an aggregate price of P.2,179,380.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

March 27, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on September 20, 2006 and at the general meetings of shareholders on October 09, 2006, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 27, 2007 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V. 7,000,000, class "L" shares of Telmex at an aggregate price of P.124,666,374.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A.B. DE C.V.

March 26, 2007

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on September 20, 2006 and at the general meetings of shareholders on October 09, 2006, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 26, 2007 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V. 7,000,000, class "L" shares of Telmex at an aggregate price of P.122,779,930.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30,2007	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. Buyback from March 26 to 30, 2007.